Exhibit 99.1

NEWS RELEASE

Thomson Reuters Files Final Prospectus for Debt Exchange Offers and Consent Solicitations

Final short form prospectus is accessible through SEDAR+

TORONTO, March 10, 2025 – Thomson Reuters (TSX/Nasdaq: TRI), a global content and technology company, announced today that TR Finance LLC, an indirect 100% owned U.S. subsidiary (“TR Finance”) of Thomson Reuters Corporation, an Ontario corporation (“TRC”), has filed a final short form prospectus (the “Final Prospectus”) relating to TRC’s previously announced offers to exchange any and all validly tendered (and not validly withdrawn) and accepted notes of TRC (“Old Notes”) for new notes (“New Notes”) to be issued by TR Finance. The Final Prospectus forms part of the joint registration statement on Form F-10 and F-4 (the “Registration Statement”), which has also been filed with the U.S. Securities and Exchange Commission (“SEC”).

As announced on February 11, 2025, TRC is making the exchange offers to optimize the Thomson Reuters group capital structure and align revenue generation to indebtedness and give existing holders of Old Notes the option to receive notes issued by TR Finance with the same financial terms and substantially similar covenants as the applicable series of Old Notes.

Thomson Reuters expects the settlement date of the exchange offers to be March 20, 2025, the third business day immediately following 5:00 p.m., New York City time, on March 17, 2025 (the “Expiration Time”), if the exchange offers are not extended, and assuming satisfaction of all conditions prior to completion of the exchange offers, including effectiveness of the Registration Statement.

Consent Solicitations

In connection with the exchange offers, TRC is also soliciting consents from holders of the Old Notes to amend (the “Proposed Amendments”) the indenture and the applicable supplemental indentures governing the Old Notes (the “TRC Indenture”), including certain covenants and related definitions, to modify or eliminate certain reporting requirements, restrictive covenants and events of default. If the Proposed Amendments are adopted with respect to a particular series of Old Notes, the notes of that series will have fewer restrictive terms and afford reduced protection to the holders of those notes compared to those currently applicable to the Old Notes or those that will be applicable to the newly issued New Notes. In order for the Proposed Amendments to be adopted with respect to a series of Old Notes, holders of not less than a majority of the aggregate principal amount of the outstanding Old Notes of that series must consent. Holders may not consent to the Proposed Amendments without tendering their Old Notes in the applicable exchange offer and may not tender their Old Notes for exchange without consenting to the applicable Proposed Amendments. By tendering Old Notes for exchange, holders will be deemed to have validly delivered their consent to the Proposed Amendments with respect to that specific series.

Based on the aggregate principal amounts of each series of Old Notes validly tendered (and not validly withdrawn) as of the date hereof, and assuming a sufficient number of related consents are not validly revoked prior to the Expiration Time, the Proposed Amendments for each series of Old Notes are currently expected to be approved by holders of the Old Notes and adopted in connection with closing of the exchange offers.

Exchange Offers

In exchange for each $1,000 principal amount of Old Notes that is validly tendered prior to the Expiration Time (and not validly withdrawn), holders will receive the Total Consideration, which consists of the exchange consideration of $1,000 principal amount of the corresponding series of New Notes, and the Consent Solicitation Fee, which consists of a cash amount of $2.50.

If a holder validly tenders Old Notes (or has already done so), it may validly withdraw its tender in respect of such Old Notes at any time prior to the Expiration Time, but such holder will not receive the Total Consideration and the Consent Solicitation Fee unless such holder validly re-tenders such notes before the Expiration Time.

The lead dealer manager and solicitation agent for the exchange offers and consent solicitations is:

J.P. MORGAN

383 Madison Avenue

New York, New York 10179

Attention: Liability Management Group

Telephone (Toll-Free): (866) 834-4666

Telephone (Direct): (212) 834-3424

RBC Capital Markets, LLC is serving as co-dealer manager and solicitation agent for the exchange offers and consent solicitations (together with J.P. Morgan, the “Dealer Managers”).

The exchange agent and information agent for the exchange offers and consent solicitations (the “Exchange Agent and Information Agent”) is:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Toll Free: (888) 644-6071

Banks and Brokers Call: (212) 269-5550

Email: tri@dfking.com

The exchange offers and the consent solicitations are being made pursuant to the terms and conditions set forth in TR Finance’s short form prospectus dated March 10, 2025, which forms part of the Registration Statement filed with the SEC. Access to the short form prospectus, and any amendments thereto, are provided in accordance with securities legislation relating to the procedures for providing access to such documents. An electronic or paper copy of the short form prospectus relating to the exchange offers and the consent solicitations and any amendment thereto may be obtained, without charge, from the Exchange Agent and Information Agent at their telephone numbers and email address set forth above by providing the Exchange Agent and Information Agent with an email address or address, as applicable. The short form prospectus is also accessible electronically for free on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Before participating in the exchange offers and consent solicitations, you should read these documents and the documents incorporated by reference therein for more complete information about TRC, TR Finance and the exchange offers and consent solicitations. The Registration Statement of which the prospectus forms a part has been filed with the SEC but has not yet been declared effective by the SEC under the U.S. Securities Act of 1933, as amended, and the New Notes to be issued in connection with the exchange offers may not be offered nor may tenders of Old Notes be accepted prior to the time the Registration Statement has been declared effective. Neither the SEC nor any state securities commission has approved or disapproved of the securities described herein or determined if the Registration Statement is truthful or complete. Any representation to the contrary is a criminal offense.

None of TR Finance, TRC, the Subsidiary Guarantors (as defined in the prospectus), the Dealer Managers, the Exchange Agent and Information Agent, the trustees under the TRC Indenture, or any other person, makes any recommendation as to whether holders of Old Notes should tender their Old Notes or provide their consent to the Proposed Amendments in connection with the exchange offers and consent solicitations. The exchange offers and consent solicitations are not being made to any holders of Old Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

The consummation of each exchange offer and consent solicitation is subject to, and conditional upon, the satisfaction or waiver of the conditions described in the prospectus. TRC may, at its option and in its sole discretion, waive any such conditions with respect to any of the exchange offers or consent solicitations, except the condition that the Registration Statement has been declared effective by the SEC under the U.S. Securities Act of 1933, as amended. All conditions to the exchange offers and consent solicitations must be satisfied or, where permitted, waived, at or by the Expiration Time.

Notice to Certain Non-U.S. and Non-Canadian Holders

Belgium

Neither this announcement, the prospectus nor any other documents or materials relating to the Exchange Offers have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority and, accordingly, the Exchange Offers may not be made in Belgium by way of a “public offering” as defined in Articles 3 and 6 of the Belgian Takeover Law or by way of an offer of securities to the public for which the publication of a prospectus would be required pursuant to the Prospectus Regulation or pursuant to the Belgian Prospectus law, as applicable, each as amended or replaced from time to time. Accordingly, the Exchange Offers may not be advertised and the Exchange Offers will not be extended, and neither this announcement, the prospectus nor any other documents or materials relating to the Exchange Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to persons which are “qualified investors” in the sense of Article 2(e) of the Prospectus Regulation, acting on their own account; or (ii) in any other circumstances which do not require the publication of a prospectus under any of the Belgian Takeover Law, the Prospectus Regulation and the Belgian Prospectus Law, as applicable. This announcement and the prospectus have been issued only for the personal use of the above investors and exclusively for the purpose of the Exchange Offers. Accordingly, the information contained in this announcement and the prospectus may not be used for any other purpose or disclosed to any other person in Belgium.

The Exchange Offers are not made, and will not be made or advertised, directly or indirectly, to any individual in Belgium qualifying as a Belgian Consumer, and this announcement, the prospectus or any other documents or materials relating to the Exchange Offers have not been and shall not be distributed, directly or indirectly, in Belgium to any Belgian Consumer.

Cayman Islands

No invitation whether directly or indirectly may be made to the public in the Cayman Islands to exchange Old Notes for New Notes.

European Economic Area

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently no key information document required by the PRIIPs Regulation for offering or selling the New Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This announcement and the prospectus have been prepared on the basis that any offer of New Notes in any Member State will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of New Notes. Accordingly, any person making or intending to make any offer in that Member State of New Notes that are subject to the Exchange Offers contemplated in this announcement and the prospectus may only do so in circumstances in which no obligation arises for TR Finance, TRC, the Subsidiary Guarantors or any of the Dealer Managers to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither TR Finance, TRC, the Subsidiary Guarantors or any of the Dealer Managers has authorized, nor do TR Finance, TRC, the Subsidiary Guarantors or any of the Dealer Managers authorize, the making of any offer of New Notes in circumstances in which an obligation arises for TR Finance, TRC, the Subsidiary Guarantors or any of the Dealer Managers to publish a prospectus for such offer.

Any offer of the New Notes made to holders of the Old Notes which are located or resident in any Member State is addressed only to holders of Old Notes which are qualified investors as defined in the Prospectus Regulation. Any holder of Old Notes that is not a qualified investor is not able to participate in the Exchange Offers.

France

The Exchange Offers are not being made, directly or indirectly, to the public (other than to qualified investors (investisseurs qualifiés)) in France. This announcement, the prospectus and any other offering material relating to the Exchange Offers may be distributed in France only to qualified investors as defined in Article 2(e) of the Prospectus Regulation and in accordance with Articles L.411-1 and L.411-2 of the French Code monétaire et financier. Neither this announcement, the prospectus nor any other offering material has been submitted for clearance to, nor approved by, the Autorité des marchés financiers.

Hong Kong

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available in Hong Kong, by means of any document, other than: (a) to “professional investors” as defined in the SFO and any rules made under the SFO; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the C(WUMP)O or which do not constitute an offer to the public within the meaning of the C(WUMP)O.

Further, no person has issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Exchange Offers, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Exchange Offers which are or are intended to be made only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO. This announcement, the prospectus and the information contained herein may not be used other than by the person to whom it is addressed and may not be reproduced in any form or transferred to any person in Hong Kong.

The Exchange Offers are not intended to be made to the public in Hong Kong and it is not the intention of TR Finance that the Exchange Offers be made to the public in Hong Kong.

Italy

None of the Exchange Offers, this announcement, the prospectus or any other document or materials relating to the Exchange Offers or the New Notes have been or will be submitted to the clearance procedure of the CONSOB pursuant to Italian laws and regulations.

The Exchange Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Financial Services Act and article 35-bis, paragraph 3, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, as the case may be.

Holders or beneficial owners of the Old Notes that are resident and/or located in Italy can offer to exchange Old Notes pursuant to the Exchange Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Old Notes, the New Notes, the Exchange Offers or this announcement or the prospectus.

Singapore

Neither this announcement nor the prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this announcement, the prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the New Notes may not be circulated or distributed, nor may the New Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”), (ii) to a relevant person pursuant to section 275(1) of the Securities and Futures Act, or any person pursuant to section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in section 275 of the Securities and Futures Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Where the New Notes are subscribed or purchased under section 275 of the Securities and Futures Act by a relevant person which is:

(A)

a corporation (which is not an accredited investor (as defined in section 4A of the Securities and Futures Act)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(B)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (as defined in section 2(1) of the Securities and Futures Act) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the New Notes pursuant to an offer made under section 275 of the Securities and Futures Act except:

(1)

to an institutional investor or to a relevant person defined in section 275(2) of the Securities and Futures Act, or to any person arising from an offer referred to in section 275(1A) or section 276(4)(i)(b) of the Securities and Futures Act, and further for corporations, in accordance with the conditions specified in section 275 of the Securities and Futures Act;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law; or

(4)	as specified in section 276(7) of the Securities and Futures Act; or

(5)	as specified in regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Switzerland

The New Notes may not be offered, sold or advertised, directly or indirectly, in or into Switzerland within the meaning of FinSA, except to any investor that qualifies as a professional client within the meaning of the FinSA. Accordingly, any holder of Old Notes, that is not a professional client within the meaning of the FinSA, is excluded from the Exchange Offers. By tendering Old Notes pursuant to the Exchange Offers, a holder will be deemed to have represented and warranted that such holder qualifies as a professional client within the meaning of the FinSA.

Neither this announcement, the prospectus nor any other offering or marketing material relating to the Exchange Offers or the New Notes constitutes a prospectus or a key information document (or an equivalent document) as such terms are understood pursuant to the FinSA, and neither this announcement, the prospectus nor any other offering or marketing material relating to the Exchange Offers or the New Notes may be distributed or otherwise made available in Switzerland, except to any investor that qualifies as a professional client within the meaning of the FinSA.

United Kingdom

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No. 2017/565 as it forms part of domestic law by virtue of the EUWA; (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No. 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA. Consequently no key information document required by the UK PRIIPs Regulation for offering or selling the New Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This announcement and the prospectus have been prepared on the basis that any offer of New Notes in the UK will be made pursuant to an exemption under the FSMA from the requirement to publish a prospectus for offers of New Notes. Accordingly any person making or intending to make an offer in the UK of New Notes which are the subject of the offering contemplated in this announcement and the prospectus may only do so in circumstances in which no obligation arises for TR Finance, TRC, the Subsidiary Guarantors or any of the Dealer Managers to publish a prospectus pursuant to section 85 of the FSMA in relation to such offer. Neither TR Finance, TRC, the Subsidiary Guarantors or any of the Dealer Managers have authorized, nor do they authorize, the making of any offer of New Notes in circumstances in which an obligation arises for TR Finance, TRC, the Subsidiary Guarantors or any of the Dealer Managers to publish a prospectus for such offer.

Neither the communication of this announcement, the prospectus nor any other offering material relating to the Exchange Offers is being made, and this announcement and the prospectus have not been approved, by an authorized person for the purposes of Section 21 of the FSMA. Accordingly, this announcement and the prospectus are only being distributed to and are only directed at: (i) persons who are outside the UK; (ii) investment professionals falling within Article 19(5) of the Financial Promotion Order; (iii) persons who are within Article 43(2) of the Financial Promotion Order; (iv) high net worth entities falling within Article 49(2)(a) to (d) of the Financial Promotion Order; or (v) other persons to whom this announcement, the prospectus and any other documents or materials relating to the Exchange Offers may otherwise lawfully be communicated in accordance with the Financial Promotion Order (all such persons together being referred to as “Relevant Persons”). The New Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this announcement, the prospectus or any of its contents and may not participate in the Exchange Offers.

General

All amounts referenced herein, including the consideration for the New Notes, are in U.S. dollars. Dates and times are subject to extension. All references in the section titled “Notice to Certain Non-U.S. and Non-Canadian Holders” have the meanings given to them in the prospectus.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities described herein and is also not a solicitation of the related consents. The exchange offers and consent solicitations may be made only pursuant to the terms and conditions of the prospectus, the Registration Statement and the other related materials.

Thomson Reuters

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth, and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, those relating to the exchange offers and the consent solicitations (including all details thereof), are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While Thomson Reuters believes that it has a reasonable basis for making the forward-looking statements in this news release, they are not a guarantee of future outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 16-27 in the “Risk Factors” section of the company’s 2024 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities and the SEC.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

Media

Gehna Singh Kareckas

Senior Director, Corporate Affairs

+1 613 979 4272

gehna.singhkareckas@tr.com

Investors

Gary Bisbee, CFA

Head of Investor Relations

+1 646 540 3249

gary.bisbee@tr.com